SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                                                                              28 June, 2006

SkyePharma plc

ANNUAL GENERAL MEETING STATEMENT

LONDON, UK, 28 June 2006 - The Annual General Meeting of SkyePharma plc (LSE: SKP, NASDAQ: SKYE) was held in London today. All resolutions were passed, with the minimum support level of 99%. Three directors are retiring; Michael Ashton, Sir Michael Beavis and Dr Keith Mansford, have not stood for re-election and were thanked for their contribution.

Non-Executive Chairman Dr Argeris "Jerry" Karabelas made the following comments to shareholders: "Earlier this year, a strategic review of the company was completed. This led to a six-point strategic plan. We were gratified that the Extraordinary General Meeting in March supported this new strategic direction for the company.

1. Appoint new leadership
SkyePharma's founder Ian Gowrie-Smith resigned from the Board in January and I was appointed Non-executive Chairman in his place. A new executive management team has also been appointed this year with Frank Condella as Chief Executive and Dr Ken Cunningham as Chief Operating Officer. Both have since joined the Board.

2. Divest the injectables unit
The injectables unit is a stand-alone operation with its own management team and R&D and manufacture in San Diego. SkyePharma's Board has concluded that the unit requires significant investment in R&D and capital expenditure before it can become profitable. Divestment of the injectables unit is expected to bring a number of benefits, including improving SkyePharma's profitability and reducing the cash requirements of the ongoing business, and the cash raised by divestment should strengthen SkyePharma's balance sheet and permit the Company to explore strategic options. Furthermore the divestment will allow management to focus on the core oral/inhalation unit. UBS has been appointed as investment bank for this disposal and currently a number of interested parties are completing due diligence and are in negotiations. We are working to complete this sale before the end of the year.

3. Continue Phase III for FlutiformTM and out-license this year
I am pleased to report that FlutiformTM commenced its Phase III trial in February, as planned. We have now completed recruitment for the 12 month safety study and the three pivotal studies will commence in the second half, all on track for our target of filing with the FDA in the second half of 2007. In May, we announced that we had granted exclusive marketing rights for FlutiformTM in US (with a right of first negotiation for Canada) to Kos Pharmaceuticals, a US specialist pharmaceutical company with a highly successful sales record and experience in the respiratory market. Kos has 750 sales representatives and this number will increase to over 1000 by the time that FlutiformTM is launched. We are convinced that Kos has an ideal profile to optimise sales of FlutiformTM in the key US market and we are gratified by their obvious degree of commitment to the product. This agreement will bring SkyePharma up to $165 million in milestone payments (including $25 million paid on signature) and a royalty rate that starts in mid-teens and escalates on sales targets. We will share with Kos the development of FlutiformTM for asthma and COPD: we will manage and fund the trials needed for approval of FlutiformTM in adult asthma while Kos will manage and fund the trials needed for all other indications and all marketing and post-approval studies. We remain in negotiation with other potential partners for Europe, Latin America, Japan and other territories.

4. Focus on core oral/inhalation unit and expand pipeline
On 21 June SkyePharma held a Business Review day that focused on the core oral and inhalation business, we disclosed two new projects about to enter clinical trials: a treatment for pain and inflammation and a novel approach to the treatment of sleep disorders. We also announced one new partnered project (a controlled release version of Sular® , the lead product of Sciele Pharma (the new name for First Horizon, our partner for TriglideTM) and reviewed two late-stage products that had not previously been discussed in detail and which will be filed later this year: a controlled release version of the oral asthma drug Zyflo® that we have developed for Critical Therapeutics and LodotraTM, a novel controlled release formulation of an anti-inflammatory drug for rheumatoid arthritis that we have developed for Nitec. We will be seeking additional complementary projects to reinforce our pipeline.

5. Improve operational efficiency
Most of SkyePharma's operating cost consists of R&D expenditure. There is little scope to cut this without prejudicing the Company's future. However we are determined to save costs where possible. We have reviewed the rental cost of our London head office and while this was found to be highly competitive we have decided to relocate all of the head office staff on a single floor and sublet the rest of space. This will reduce our rental cost by nearly half and also avoid the inevitable disruption and cost incurred by moving to new premises. In the US we will be vacating our office in New York, which will be sublet. A new small office on the East Coast is planned once the injectables divestment has been completed. We have also reviewed overall staffing levels and reduced the number of personnel at our plant in Lyon.

Concluding remarks
I would also like to draw shareholders' attention to certain recent developments. Our injectable product DepoDurTM for post-operative pain was approved in the UK in May. This approval will be used as the basis for seeking approval throughout the European Union. As disclosed in the Annual Report, Foradil® CertihalerTM was launched in Germany and Switzerland in September 2005 but was recalled from these markets early this year because of concerns that accidental mishandling of the device had resulted in inaccurate dosing in a small number of cases. With our partner Novartis we have now completed modifications to our dry powder inhaler device to prevent mishandling that we hope will allow Foradil® CertihalerTM to be returned to the market in Europe and obtain approval in the USA. Finally we have agreed with our US partner Endo Pharmaceuticals to terminate development of Propofol IDD-DTM.

We believe that the strategic initiatives we have adopted will enable the Company to maximise the potential of FlutiformTM and other pipeline products, to become profitable in the near term and to deliver long-term value for shareholders."

For further information please contact:

SkyePharma PLC	+44 207 491 1777
Frank Condella, Chief Executive Officer
Peter Laing, Director of Corporate Communications	+44 207 491 5124
Sandra Haughton, US Investor Relations	+1 212 753 5780
Buchanan Communications	+44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

About SkyePharma
SkyePharma develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now ten approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com.

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the U.S. Private Securities Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners' ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to SkyePharma's ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   June 28, 2006